As filed with the Securities and Exchange Commission on
                                 August 12, 2005

                                File No. 70-10310

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                _________________________________________________

                          PRE-EFFECTIVE AMENDMENT NO. 3
                         TO THE APPLICATION-DECLARATION
                              ON FORM U-1 UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________________________

                               UNITIL CORPORATION
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
                           UNITIL ENERGY SYSTEMS, INC.
                               UNITIL POWER CORP.
                               UNITIL REALTY CORP.
                              UNITIL RESOURCES INC.
                              UNITIL SERVICE CORP.
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                ________________________________________________
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                _________________________________________________
                 (Name of top registered holding company parent)

                                 Mark H. Collin
           Senior Vice President, Chief Financial Officer & Treasurer
                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                _________________________________________________
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                            Sheri E. Bloomberg, Esq.
                       LeBoeuf, Lamb, Greene & MacRae LLP
                              125 West 55th Street
                            New York, New York 10019



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          The Application-Declaration (File No. 70-10310) previously filed on
June 1, 2005 and amended on June 29, 2005 and July 6, 2005, is hereby amended and restated as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

          Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly owned subsidiary companies, Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Energy Systems, Inc. ("Unitil Energy"), Unitil Power Corp. ("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Fitchburg, Unitil Energy, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries"),/1 hereby submit this application-declaration on Form U-1 (the "Application-Declaration") with the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 6(a), 7 and 12(b) of the Act and the Rules 45 and 52 thereunder for certain hedging transactions with respect to existing indebtedness of Unitil or the Subsidiaries in order to manage and minimize interest rate costs, and certain hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          Through its two subsidiaries that are "public utility companies" within the meaning of Section 2(a)(5) of the Act (Fitchburg and Unitil Energy), the Unitil system distributes electricity in the southeastern seacoast and capital city areas of New Hampshire and distributes both electricity and natural gas in the greater Fitchburg area of north central Massachusetts. Unitil's public utilities serve approximately 97,500 electric customers and 15,000 natural gas customers in their franchise areas. Unitil Service provides, at cost, a variety of administrative and professional services on a centralized basis to its affiliated Unitil companies in accordance with a service agreement approved by the Commission. Unitil Realty owns and manages the Unitil's corporate office in Hampton, New Hampshire and leases this facility to Unitil Service under a long-term lease arrangement. Unitil Resources provides energy related consulting and management services to customers outside of the Unitil system of affiliates. Unitil Power formerly functioned as the full requirements wholesale power supply provider for Unitil Energy. In connection with the implementation of electric industry restructuring in New Hampshire, Unitil Power ceased being the wholesale supplier of Unitil Energy on May 1, 2003 and divested of its long-term power supply contracts through the sale of the entitlements to the electricity associated with those contracts.

          (a) Interest Rate Hedges. Unitil, and to the extent not exempt pursuant to Rule 52/2, the Subsidiaries, request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and


_________________________
/1 For purposes of this Application-Declaration, Unitil and the Subsidiaries are collectively referred to as the "Applicants." Among the Applicants, Unitil Energy and Fitchburg are the only "public utility companies" within the meaning of Section 2(a)(5) of the Act.

/2 In the case of Applicants that are public utility companies, hedging transactions may not be exempt under Rule 52 because the relevant public utility commissions may not have jurisdiction over the issuance. For example, the Massachusetts Department of Telecommunications and Energy does not have jurisdiction over short-term securities issuances by the public utilities.

restrictions. Interest Rate Hedges would be used as a means of prudently managing the risk associated with outstanding debt issued pursuant to, and subject to the limitations of, financing authority granted to the Applicants by the Commission under the Act or an applicable exemption therefrom by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt, and (iii) limiting the impact of changes in interest rates resulting from variable-rate debt. In no case will the notional principal amount of any interest rate hedge exceed the face value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, the Applicants will not engage in leveraged or speculative derivative hedging transactions. Interest Rate Hedges (other than exchange-traded Interest Rate Hedges) would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies providing a guarantee of the counterparties, as published by Standard & Poors Rating Services, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch Inc.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as exchange-traded interest rate futures contracts and over-the-counter interest rate swaps, caps, collars, floors, options, forwards, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities or U.S. government agency (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments and similar products designed to manage interest rate or credit risks. The transactions would be for fixed periods and stated notional amounts.

          (b) Anticipatory Hedges. In addition, Unitil and the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges (other than exchange-traded Anticipatory Hedges) would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward-dated swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through (i) the opening of futures and/or options positions traded on the Chicago Board of Trade, the New York Mercantile Exchange or other financial exchange, (ii) the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or (iii) a combination of On-Exchange Trades and Off-Exchange Trades. Unitil will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

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

          (c) General. The Applicants will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities"), SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") and SFAS 149 ("Amendment of Statement 133 on Derivative Instruments and Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). The Applicants represent that each Interest Rate Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Interest Rate Hedge or Anticipatory Hedge is entered into. The Applicants will also comply with any future FASB financial disclosure requirements associated with hedging transactions.

          Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an interest rate risk management arrangements will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          By order dated June 30, 2003 (Holding Co. Act Release No. 27691, (the "Short Term Debt Order")), the Applicants are currently authorized to make unsecured short-term borrowings in the amount of $55 million for Unitil and $35 million for Fitchburg and to operate a Money Pool. Assuming the requested authority to enter into Interest Rate Hedges and Anticipatory Hedges is granted, Applicants may enter into Interest Rate Hedges and/or Anticipatory Hedges with respect to borrowings under the bank lines authorized in the Short Term Debt Order or any future order issued by the Commission with respect to debt financing by the Applicants. To the extent that the borrowed funds subject to the relevant authorized hedging instrument are contributed to the Money Pool, the related benefits of the hedging instrument will be passed through to the Subsidiary borrowing the funds through the Money Pool. Similarly, in such cases, the costs and fees of the hedging instrument will be allocated to the borrowers of the funds from the Money Pool as part of, and pursuant to the same allocation formula as, interest charges under the existing Cash Pooling and Loan Agreement. Following the issuance by the Commission of any approval pursuant to this Application-Declaration, Applicants intend to amend the Cash Pooling and Loan Agreement to provide for the allocation of hedging instrument costs and fees as described above. Applicants request that the Commission grant authority to enter into hedging transactions for a period of time to run concurrent with the Short Term Debt Order (currently through June 30, 2006).

          Applicants are requesting the proposed authority in order to be able to more efficiently and flexibly manage their financial risk using techniques commonly used by utility holding company systems. Indeed, the proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases (see, PNM Resources, Inc., Holding Co. Act Release No. 27934 (Dec. 30, 2004); Black Hills Corporation Holding Co. Act Release No. 27933 (Dec. 29, 2004); Alliant Energy Corporation, Holding Co. Act Release No. 27930 (Dec. 28, 2004); Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003)).

          The proposed transactions are subject to Rule 54 under the Act, which refers to Rule 53. Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary company which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied. Unitil represents that it has no "aggregate investment" in an EWG or a FUCO, as that term is defined in Rule 53(a)(1)(i) and, therefore, as of March 31, 2005, Unitil's "aggregate investment" did not exceed the retained earnings limit of Rule 53(a)(1). To the extent applicable, Unitil will comply with the record-keeping requirements with respect to EWGs and FUCOs of Rule 53(a)(2) of the Act, the limitation under Rule 53(a)(3) of the Act on the use of domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) of the Act concerning the submission of copies of certain filings relating to EWGs and FUCOs under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) under the Act has occurred or is continuing. Rule 53(c) under the Act is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO.

          The authorization sought herein shall be conditioned on Unitil, Unitil Energy and Fitchburg maintaining a common equity level (as reflected in the most recent 10-K or 10-Q filed with the Commission under the Securities and Exchange Act of 1934, as amended, ("1934 Act") adjusted to reflect changes in capitalization since the balance sheet date therein) of at least 30% of its consolidated capitalization during the period of authorization. For purposes of this test, consolidated capitalization is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, treasury stock and other comprehensive income), minority interests, preferred stock, preferred securities, equity linked securities, long term debt, short term debt and current maturities. As of March 31, 2005, 40% of Unitil's consolidated capitalization was common equity; 42% of Unitil Energy's capitalization was common equity; and 35% of Fitchburg's consolidated capitalization was common equity, in each case calculated as set forth above.


          In accordance with the terms of the Short Term Debt Order, the Applicants file, and will continue to file, with the Commission reports on short-term borrowings and Money Pool transactions on a quarterly basis within 30 days after the end of each calendar quarter, which contain, for each company,
(i) the maximum principal amount of short-term borrowings outstanding, (ii) the average interest rate for the Money Pool borrowings for the period, (iii) the maximum amount outstanding during the period for each source of outside borrowings and (iv) the common equity capital as a percent of total capitalization (composed of common equity, preferred stock, long-term and short-term debt) for each of Unitil (on a consolidated basis), and Fitchburg and Unitil Energy . Following the issuance by the Commission of any approval pursuant to this Application-Declaration, the Applicants undertake to also include in such rule 24 certificates information as to the notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identify of the other parties to the transaction which shall also separately show the outstanding amount of Interest Rate Hedges or Anticipatory Hedges previously reported.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Legal fees........................................     $6,000

         Miscellaneous.....................................     $2,000

                  Total....................................     $8,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS

          Sections 6(a), 7, and 12(b) of the Act, and Rules 45 and 52 thereunder, are directly applicable to this Application-Declaration.

ITEM 4. REGULATORY APPROVALS

          The entry into Interest Rate Hedges and Anticipatory Hedges by Unitil Energy Services, Inc. will require approval of the New Hampshire Public Service Commission and therefore may be exempt from Commission approval under Rule 52. No state or federal agency other than the Commission has jurisdiction with respect to any of the proposed transactions other than as described in this item.

ITEM 5. PROCEDURE

          The Commission issued and published on July 8, 2005 the requisite notice under Rule 23 with respect to this Application-Declaration; and such notice specified a date of August 1, 2005 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission. Applicants are unaware of any comments having been timely filed with the Commission regarding this Application-Declaration. Applicants request that the Commission enter not later than August 12, 2005, an appropriate order granting and permitting this Application-Declaration to become effective.

          No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

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

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     (a)  Exhibits

         Exhibit No.                   Description of Exhibit
         -----------                   ----------------------
             F-1          Opinion of Counsel

             F-2          "Past Tense" Opinion of Counsel (To be filed by
                           Amendment).

             G-1          Proposed Form of Notice (previously filed)

     (b)  Financial Statements

              No.               Description of Financial Statement
              ---               ----------------------------------
             FS-1 Unitil Corporation and Subsidiary Companies Consolidated Actual Balance Sheet and Statement of Earnings, December 31, 2004 and Unaudited
                           Actual Balance Sheet and Statement of Earnings, June 30, 2005 (Filed with the Commission with Unitil's 10-K for the year ended December 31, 2004 and 10-Q for the quarter ended June 30, 2005, and incorporated by reference herein).

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

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

          None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Pre-Effective Amendment No. 3 to the Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   August 12, 2005


                                 UNITIL CORPORATION


                                 By:    /s/ Mark H. Collin
                                 ----------------------------------------------
                                 Name:  Mark H. Collin
                                 Title: Senior Vice President, Chief Financial
                                        Officer & Treasurer


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